FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated April 10, 2006 (“Telstra and RIM Introduce the New BlackBerry 8700g in Australia")

News Release dated April 11, 2006 (“TELUS and Research In Motion Introduce the BlackBerry 7100i for Mike Users")

News Release dated April 12, 2006 (“SingTel is World's First Carrier to Offer BlackBerry Connect for Palm Treo 650 Smartphone")

Page No 2 3 4

Document 1

Telstra and RIM Introduce the New BlackBerry 8700g in Australia

Sydney, Australia and Waterloo, ON - Telstra and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the new BlackBerry® 8700g™ in Australia.

“The BlackBerry 8700g features a completely re-engineered device platform that achieves an optimized balance of performance, functionality and design,” said Mr. Norm Lo, Vice President, Asia Pacific at Research In Motion. “We’re pleased to be working with Telstra to bring this innovative BlackBerry device to customers in Australia. The BlackBerry 8700g is an excellent choice for mobile professionals who want an exceptional data and voice experience with a stylish, all-in-one device.”

“The BlackBerry platform supports many uses beyond email that can improve business productivity,” said Mr. Paul Thomas, General Manager of Wireless Solutions, Telstra. “Businesses and professionals are recognizing the benefits of integrating BlackBerry with their existing systems so that employees are able to update progress reports, enter sales figures or place orders while on the road.”

In addition to an easy-to-use 35 key QWERTY keyboard, the BlackBerry 8700g features a bright, high resolution screen that supports more than 65,000 colors and delivers vivid graphics. It also incorporates an innovative light-sensing technology that automatically adjusts the screen and keyboard lighting to optimized levels in outdoor, indoor and dark environments.

With its re-engineered device platform, Intel® XScale® processor, 64 MB flash memory and 16 MB SDRAM, the BlackBerry 8700g enables significantly faster web browsing, attachment viewing and application performance.

In addition to leading wireless email and data features, the lightweight BlackBerry 8700g also incorporates premium phone features including quad-band functionality for international users*, dedicated ‘send,’ ‘end’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, as well as speakerphone and Bluetooth® support for hands-free use with car kits and headsets.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

*please contact Telstra regarding roaming services Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

April 11, 2006

FOR IMMEDIATE RELEASE

TELUS and Research In Motion Introduce the BlackBerry 7100i for Mike Users

Integrates full BlackBerry functionality and Push To Talk communications in a phone-like design

Vancouver, B.C. and Waterloo, ON – TELUS and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry 7100i™. Exclusively available in Canada through TELUS, the BlackBerry 7100i delivers the power of the all-in-one Mike® network and complete BlackBerry® functionality in a sleek handset design.

“The BlackBerry 7100i is an ideal tool for mobile professionals who want a mobile phone, the power of Mike’s Direct Connect® Push to Talk™ (PTT) communications and the full functionality of BlackBerry, all in a compact and stylish device,” said Robert Blumenthal, TELUS’ Senior Vice President of Products and Services. “The BlackBerry 7100i is a unique addition to our already extensive selection of BlackBerry devices operating on our Mike and PCS networks.”

The BlackBerry 7100i offers all the popular data and voice features of a traditional BlackBerry device, including e-mail (with attachment viewing), web browsing, organizer applications, and access to corporate data applications. The handset also supports Global Positioning System (GPS) tracking and dispatch solutions and has Bluetooth® support for accessories such as wireless headsets or hands-free car kits. The BlackBerry 7100i has a high-resolution colour display to view Web pages, pictures and attachments in full, vibrant colour.

The BlackBerry 7100i achieves its sleek handset design by incorporating RIM’s SureType™ keyboard technology, which effectively converges a phone keypad and a QWERTY keyboard within the size of a traditional wireless phone form factor. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and enables them to dial phone numbers and type messages quickly, accurately and comfortably.

“Mobile professionals continue to look to BlackBerry first for innovation in wireless communications and connectivity. The BlackBerry 7100i leverages the power of the Mike network and provides an attractive choice for people looking to upgrade their phone with a more advanced handset that smoothly integrates support for voice, email and data,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion.

In addition to keeping users connected through e-mail, the BlackBerry 7100i supports full wireless synchronization of calendar, contacts, notes and tasks. It also supports text messaging and the ability to send, receive and store pictures. The BlackBerry 7100i comes with 64 MB of flash memory, 8 MB of SRAM and a removable, rechargeable lithium ion battery.

_________________

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

TELUS will soon provide clients with BlackBerry Enterprise Server™ v4.1 and BlackBerry Enterprise Server – Small Business Edition v4.1. BlackBerry Enterprise Server v4.1 includes new functionality that makes it easier than ever to expand populations of BlackBerry users and manage larger scale deployments. BlackBerry Enterprise Server v4.1 also incorporates support for the new BlackBerry Mobile Data System™ v4.1 (MDS) application development and deployment environment, which includes BlackBerry MDS Studio™ (a new visual development tool for creating BlackBerry wireless applications from Web Services).

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About TELUS

TELUS (TSX: T, T.NV; NYSE: TU) is a leading national telecommunications company in Canada, with $8.1 billion of annual revenue and 10.2 million customer connections including 4.5 million wireless subscribers, 4.7 million wireline network access lines and 1.0 million Internet subscribers. The company’s strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS provides customers with a wide range of wireline and wireless communications products and services including data, Internet protocol (IP), voice, entertainment and video services. For more information about TELUS, please visit telus.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Julie Smithers
TELUS
416-684-6817
julie.smithers@telus.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

This news release contains statements about expected future events that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance (including revised guidance), expectations, estimates or intentions expressed in the forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to: competition in wireless services; economic fluctuations; technology (including reliance on systems and information technology); availability and pricing of handsets; roaming implementation; process risks (including conversion of legacy systems); business continuity events (including man-made and natural threats); and other risk factors discussed herein and listed from time to time in TELUS’ reports, comprehensive public disclosure documents including the 2004 Annual Report, Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

April 12, 2006

FOR IMMEDIATE RELEASE

SingTel is World’s First Carrier to Offer BlackBerry Connect for Palm Treo 650 Smartphone

Choices for Enterprise Customers Grow with Combination

Singapore, Sunnyvale, CA and Waterloo, ON – SingTel, Palm, Inc. (Nasdaq: PALM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the first availability of BlackBerry® Connect™ for the Palm® Treo™ 650 smartphone. With BlackBerry Connect, SingTel customers now have a wider choice of devices that support the robust and secure BlackBerry services and a wider choice of wireless email solutions that support the feature-rich Treo 650.

Vicki Brady, SingTel’s vice president of Consumer Marketing, said, “SingTel is proud to be the first operator in the world to bring the Palm Treo 650 smartphone with BlackBerry Connect to its customers.

“As mobile email has become an integral part of the business world today, we believe that the compact and feature-rich Treo 650 with BlackBerry Connect will appeal to many of our corporate customers. With SingTel’s unparalleled local mobile and international roaming coverage, they can access email on their handsets while on the go,” she added.

BlackBerry Connect for the Treo 650 smartphone enables users to benefit from many popular features of the BlackBerry “push”-based architecture via BlackBerry Enterprise Server™. For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

BlackBerry Connect for the Treo 650 smartphone supports the following features:

o      "Push" Corporate Email delivers messages automatically -- and wirelessly -- to the Treo 650 smartphone's VersaMail inbox. Changes to the inbox, including read/unread status and deletion, are automatically synchronized between the user's PC and the Treo 650.
o      Wireless Calendar Synchronization keeps the Treo 650 smartphone's built-in Calendar up to date remotely, allowing users to receive, accept or decline meeting requests on the go.
o      Attachment Viewing lets users view Excel, Word, PowerPoint and PDF documents while on the road.(1)
o      Remote Address Lookup (RAL) allows users to search their corporate directory wirelessly for email addresses without the need to download every name to the Treo 650.
o      Extends the benefits of BlackBerry Enterprise Server to the Treo 650, including centralized device management; IT policies, such as over-the-air device disablement and password device lock; and Triple DES encryption, supporting end-to-end security.

-more-

“Companies in our region that have deployed BlackBerry Enterprise Server or are planning to do so now have strong reasons to consider the Treo 650, already one of the most compelling mobile-computing devices available today for enterprise users,” said Paul Blinkhorn, vice president for Palm Asia Pacific. “Today’s launch underscores Palm’s commitment to providing a broad range of world-class, enterprise-strength mobile-computing solutions, and offers Treo 650 customers greater choice and flexibility to fulfill their mobile email needs.”

“Millions of mobile professionals around the world have recognized the unique security, manageability, efficiency and reliability of the BlackBerry architecture,” said Norm Lo, vice president for Asia Pacific at RIM. “The Treo 650 with BlackBerry Connect delivers the power of the BlackBerry architecture with the familiar VersaMail client software that Palm users enjoy today, expanding the overall market opportunity for SingTel, Palm and RIM.”

The award-winning Palm Treo 650 smartphone makes it easier than ever for mobile professionals to stay connected. The Treo 650 combines a compact, full-featured mobile phone with email, an organizer, messaging and web access, allowing users to organize and simplify their business and personal lives all in one place.(2)

The Treo 650 has won acclaim for its intuitive user interface, award-winning form factor, and the availability of more than 29,000 third-party Palm OS® applications and enterprise solutions. With third-party software applications available in finance, insurance, real estate, healthcare, education, sales force automation and IT management, users have the ability to mobilize enterprise data now, and the opportunity to leverage a vast community of developers to expand custom enterprise solutions.

The BlackBerry Connect functionality is available today for existing and new SingTel Treo 650 customers through SingTel business representatives. More information is available at: http://www.palm.com/us/enterprise/products/blackberry_connect.html.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

About SingTel

SingTel is Asia’s leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia’s largest multi-market mobile operator, serving 78 million customers in seven markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$12.62 billion (US$7.65 billion) and net profit after tax of S$3.27 billion (US$1.98 billion) for the year ended 31 March 2005. More information can be found @ www.singtel.com and www.optus.com.au.

About Palm, Inc.

Palm, Inc., a leader in mobile computing, strives to put the power of computing in people’s hands so they can access and share their most important information. The company’s products for consumers, mobile professionals and businesses include Palm(R) Treo(TM) smartphones, Palm handheld computers, and Palm LifeDrive(TM) mobile managers, as well as software, services and accessories.

Palm products are sold through Internet, retail, reseller and wireless operator channels throughout the world, and at Palm Retail Stores and Palm online stores (http://www.palm.com/store).

More information about Palm, Inc. is available at http://www.palm.com.

_________________

(1)     Attachments that are sent via email can be opened by using the BlackBerry Attachment Viewing Service or via native file viewers on the Treo 650 smartphone. Please refer to the BlackBerry Connect for Treo 650 smartphone User Guide for supported files and size limitations.

(2)     Within wireless service coverage area only. Availability and coverage depends upon carrier and the geographic scope of international roaming agreements. Email, messaging and web access requires data services from a mobile service provider at an additional cost.

Media Contacts:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Jimmy Johnson
Palm, Inc.
408.617.7456
jimmy.johnson@palm.com

Investor Contacts:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Palm Investor Relations
Sandy O'Halloran
408.617.7639
sandy.ohalloran@palm.com

Palm, Palm OS, Treo, LifeDrive and VersaMail are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Forward looking statements from RIM:

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 12, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller